SPECIAL MEETING REPORT

A Special Meeting of Shareholders was held on May 2, 2011. Shareholders voted to approve an amendment to the Fund's Declaration of Trust to remove certain limitations on the Trustees' authority to cause the Fund to repurchase its outstanding shares by the following votes:

For 		Against 		Abstain
11,915,689 	848,046 		186,969

ANNUAL MEETING REPORT
An Annual Meeting of Shareholders was held on July 8, 2011. Shareholders voted to elect three Trustees of the Fund to hold office for the terms described below or until their respective successors shall have been duly elected and qualified. The following votes were cast with respect to each of the nominees:

                                   For 		Withheld
Eric Oddleifson 		11,970,873 	1,274,503
Oleg M. Pohotsky 		11,934,088 	1,311,288
William S. Reardon 		11,960,665 	1,284,711

Eric Oddleifson, Oleg M. Pohotsky and William S. Reardon, CPA were elected to serve until the 2014 Annual Meeting. Trustees serving until the 2012 Annual Meeting are Rakesh K. Jain, Ph. D., Daniel R. Omstead, Ph. D. and Lucinda H. Stebbins, CPA. Trustees serving until the 2013 Annual Meeting are Lawrence S. Lewin and Uwe E. Reinhardt, Ph. D.

Shareholders ratified the appointment of Deloitte & Touche LLP as the independent registered public accountants of the Fund for the fiscal year ending September 30, 2011 by the following votes:

For 		Against 		Abstain
12,666,923 	148,914 		429,539

Shareholders opposed a shareholder proposal regarding annual terms of trustees by the following votes:

For 		Against 	 Abstain 	        Non-Votes
2,976,954 	4,480,625	 308,871		5,478,926